SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE GAAP FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE IN EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112, 333-111113 AND 333-134355), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release:  NICE Systems Reaches New Highs with Fourth Quarter and Fiscal Year 2006 Results. Dated February 21, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: February 21, 2007

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EXHIBIT INDEX

99.1 Press Release:  NICE Systems Reaches New Highs with Fourth Quarter and Fiscal Year 2006 Results. Dated February 21, 2007.

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NICE Systems Reaches New Highs with Fourth Quarter and Fiscal Year 2006 Results

Record revenues, gross margins, operating margins and net income for Q4 and 2006

Ra`anana, Israel, February 21, 2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced results for the fourth quarter and full year ending December 31, 2006.

Record 2006 non-GAAP Results Include:

●        Revenue of $418.1 million representing 34.4% growth over 2005

●        Gross margin of  60.4%, up from 56.7% in 2005

●        Operating margin of  15.1%, up from 11.2% in 2005

●        Net income of $61.1 million represented 76.6% growth over 2005

●        Book-to-bill ratio greater than 1 for the 11th consecutive quarter

Fourth quarter 2006 non-GAAP revenue was a record $120.4 million, representing a 33.7% increase from $90.0 million in the fourth quarter of 2005. Non-GAAP revenues for fiscal year 2006 reached a record high of $418.1 million, a 34.4% increase from $311.1 million in 2005.

Fourth quarter 2006 non-GAAP gross margin reached a record 64.3%, up from 57.7% in the fourth quarter 2005.  Non-GAAP gross margin for the year reached a record 60.4% compared with 56.7% for the year 2005.

Fourth quarter 2006 non-GAAP operating profit totaled record $21.6 million, with operating margin of 17.9%, compared with $12.7 million, and 14.1% operating margin, in the fourth quarter of 2005. For the year, non-GAAP operating profit increased to $63.2 million from $34.9 million in 2005 and non GAAP operating margins reached 15.1%, up from 11.2% in 2005.

Fourth quarter 2006 non-GAAP net income was a record $19.7 million or $0.37 per fully diluted share, up from $12.3 million or $0.28 per fully diluted share in the same quarter of 2005. Non-GAAP net income for the year was $61.1 million or $1.17 per fully diluted share, compared with net income of $34.6 million or $0.84 per fully diluted share for 2005.

On a GAAP basis: Fourth quarter 2006 revenue was $116.5 million, up from $90.0 million in the fourth quarter of 2005. Fourth quarter 2006 gross margin was $70.5 million, compared with $51.4 million, in the fourth quarter of 2005; operating profit was $8.8 million, compared with operating profit of $11.7 million, in the fourth quarter of 2005; and fourth quarter 2006 net income was $9.9 million, or $0.19 per fully diluted share, compared with net income of $16.1 million, or $0.37 per share, on a fully diluted basis, for the fourth quarter of 2005.

Total cash and equivalents as at December 31, 2006 rose by $51.9 million during the quarter reaching to $296.1 million, with no debt, compared to $244.2 million at the end of September 30, 2006.

"2006 was yet another outstanding year for NICE, as reflected in the very strong performance and record results we achieved throughout the year," said Haim Shani, Chief Executive Officer, NICE Systems Ltd. "We cemented our  leadership position in the enterprise and security markets, by setting the direction and tone with the industries` most extensive and comprehensive set of innovative solutions.

"Looking ahead to 2007, we intend to grasp the new immediate opportunities that have presented themselves, with the impending consolidation in our markets. We expect to further expand our global market share and leadership positions, even beyond our original goals and, given these unique opportunities, anticipate the first quarter of 2007 will be even stronger than initially planned. We are therefore increasing our guidance for the year 2007." concluded Mr. Shani.

"We are raising our full year 2007 non-GAAP revenue guidance to $487-502 million, and non-GAAP EPS guidance, on a fully diluted basis, up to $1.36-$1.46." said Ran Oz, Corporate Vice President and Chief Financial Officer, NICE Systems Ltd. "First time guidance for Q1 2007, is as follows: Non-GAAP Revenue is expected to be between $114 and $118 million, and non-GAAP EPS, on a fully diluted basis, in the range of $0.27 - $0.31."

Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel).  Participants may access the conference call by dialing US toll-free 1-888-281-1167 or 1-800-994-4498; international: +972-3-918-0610; Israel: 03-918-0610.  The call will also be broadcast live on the internet via NICE's website at www.nice.com.  A telephone replay will be available for up to 72 hours after the call. The replay information: US Toll-free: 1-888-326-9310; international: +972-3-9255930; Israel: 03-9255930.

Non−GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, in−process research and development write−off, legal settlements, stock based compensation expenses, as well as certain business combination accounting entries.  The purpose of such adjustments is to give an indication of our performance exclusive of non−cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigns to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non−GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non−GAAP financial measures may differ materially from the non−GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

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About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), offering comprehensive performance management and interaction analytics solutions for the enterprise and security markets.  Advanced interaction analytics are performed on unstructured multimedia content - from telephony, web, radio and video communications.  NICE brings the power of Insight from Interactions to IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, enabling them to proactively improve business and operational performance and address security threats.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com .

Media

Tania Amar	NICE Systems tania.amar@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

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This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2006	2005	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$57,327	$72,927	$206,355	$261,098
Services	32,714	43,621	104,755	148,546
Total revenue	90,041	116,548	311,110	409,644

Cost of revenue
Product	18,563	22,542	67,543	84,675
Services	20,035	23,533	68,683	89,539
Total cost of revenue	38,598	46,075	136,226	174,214

Gross Profit	51,443	70,473	174,884	235,430

Operating Expenses:
Research and development, net	9,369	12,551	30,896	44,880
Selling and marketing	19,603	28,597	72,829	95,190
General and administrative	10,256	18,648	37,742	60,463
Amortization of acquired intangible assets	542	1,849	1,331	4,918
In-process research and development	-	-	-	12,882
Total operating expenses	39,770	61,645	142,798	218,333

Operating income	11,673	8,828	32,086	17,097

Financial income, net	1,836	3,203	5,398	13,272
Other income (expense), net	(5)	172	(13)	623

Income before taxes on income	13,504	12,203	37,471	30,992
Income tax expense (benefit)	(2,619)	2,259	902	8,591

Net income	$16,123	$9,944	$36,569	$22,401

Basic income per share	$0.40	$0.20	$0.96	$0.45

Diluted income per share	$0.37	$0.19	$0.89	$0.43

Weighted average number of shares
outstanding used to compute:

Basic income per share	40,320	50,651	38,242	49,572
Diluted income per share	43,292	52,999	41,292	52,002

During May 2006, the Company effected a 2 to 1 stock split on its Ordinary shares. All Ordinary share,

options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

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NICE SYSTEMS LTD. AND SUBSIDIARIES

NON-GAAP NET INCOME AND EARNINGS PER SHARE

U.S. dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2006	2005	2006
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$ 16,123	$9,944	$36,569	$22,401

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	-	1,386	-	3,666
Service Revenue	-	2,427	-	4,833

Amortization of acquired intangible assets
included in cost of product	474	2,557	1,343	7,272
included in cost of service	15	-	154	-
included in operating expense	542	1,849	1,331	4,918

Compensation expense for stock options
included in cost of product	-	107	-	317
included in cost of services	-	486	-	1,216
included in research & development	-	496	-	1,390
included in sales & marketing	-	1,244	-	3,378
included in general & administrative	-	2,194	-	6,270

Write-off of acquired in-process research & development	-	-	-	12,882

Legal settlement	-	(350)	-	(700)

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation and acquired
deferred revenue	(4,829)	(2,672)	(4,829)	(6,772)

NON-GAAP net income	$12,325	$19,668	$34,568	$61,071

NON-GAAP basic income per share	$0.31	$0.39	$0.90	$1.23

Diluted income per share	$0.28	$0.37	$0.84	$1.17

Weighted average number of shares
outstanding used to compute:

Basic income per share (a)	40,320	50,651	38,242	49,572
Diluted income per share (a,b)	43,292	53,516	41,292	52,131

(a) During May 2006, the Company effected a 2 to 1 stock split on its Ordinary shares. All Ordinary share, options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

(b) For Non-GAAP income per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2005	2006
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$254,956	$67,365
Short-term investments	36,261	92,989
Trade receivables	66,153	81,312
Other receivables and prepaid expenses	9,544	11,399
Inventories	23,172	18,619
Deferred tax assets	3,360	14,478

Total current assets	393,446	286,162

LONG-TERM ASSETS:
Marketable securities	120,342	135,810
Other long-term assets	9,755	12,030
Deferred Tax Assets	4,976	2,917
Property and equipment, net	14,888	15,813
Other intangible assets, net	23,990	111,182
Goodwill	49,853	220,430

Total long-term assets	223,804	498,182

TOTAL ASSETS	$617,250	$784,344

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$18,194	$22,845
Accrued expenses and other liabilities	100,544	146,990

Total current liabilities	118,738	169,835

LONG-TERM LIABILITIES:
Deferred tax liabilities	2,493	33,130
Other long-term liabilities	8,978	11,805

Total long-term liabilities	11,471	44,935

SHAREHOLDERS' EQUITY	487,041	569,574

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$617,250	$784,344

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

U.S. dollars in thousands

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2006	2005	2006
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$16,123	$9,944	$36,569	$22,401
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,633	6,872	13,152	21,919
Accrued severance pay, net	(23)	185	187	751
Amortization of discount (premium) and accrued interest
on marketable securities	234	176	812	278
Stock based compensation	-	4,527	-	12,571
Excess tax benefit from share-based payment arrangements	-	(3,238)	-	(5,733)
Tax benefit from exercised options	1,501	-	1,501	-
In-process research and development	-	-	-	12,882
Increase in trade receivables	(9,299)	(3,677)	(11,488)	(6,772)
Decrease (increase) in other receivables and prepaid expenses	602	(910)	566	(1,897)
Decrease (increase) in inventories	(988)	(3,741)	(3,930)	5,376
Increase in trade payables	1,009	5,868	5,782	1,435
Increase in accrued expenses and other liabilities	10,480	14,199	27,339	27,991
Deferred taxes, net	(4,841)	(1,951)	(4,841)	(3,707)
Other	36	171	54	80
Net cash provided by operating activities	18,467	28,425	65,703	87,575

Cash flows from investing activities:

Purchase of property and equipment	(1,746)	(2,418)	(6,128)	(8,111)
Proceeds from sale of property and equipment	18	37	66	76
Investment in short-term bank deposits	(3)	(53)	(39)	(117)
Proceeds from short-term bank deposits	17	29	108	99
Proceeds from maturity of marketable securities	31,712	38,740	190,682	142,209
Investment in marketable securities	(30,710)	(87,269)	(218,472)	(217,655)
Proceeds of call of long-term held-to-maturity marketable securities	2,000	3,000	9,630	3,000
Capitalization of software development costs	(239)	(270)	(806)	(1,225)
Payment for the acquisition of certain assets and liabilities of Dictaphone CRS division	(4)	-	(39,724)	-
Final settlement related to the purchase of Dictaphone CRS division	-	-	-	2,000
Payment for the acquisition of Fast Video Security AG	-	(7)	-	(21,320)
Payment for the acquisition of certain assets and liabilities of Hannamax Hi-Tech Pty. Ltd.	(56)	-	(1,889)	-
Payment of earn-out related to the acquisition of Hannamax Hi-Tech Pty. Ltd.	-	-	-	(500)
Payment for the acquisition of certain assets and liabilities of Performix	-	691	-	(13,800)
Payment for the acquisition of IEX Corporation	-	(464)	-	(203,162)
Deferred acquisition costs	(256)	-	(256)	-
Decrease in accrued acquisition costs	-	-	-	(15)
Proceeds from related party in respect of TCS acquisition	-	-	2,531	-
Other investment activity, net	-	14	-	83
Net cash provided (used) by investing activities	733	(47,970)	(64,297)	(318,438)

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS - CONTINUED

U.S. dollars in thousands

	Three months ended		Twelve months ended
	December 31,		December 31,
	2005	2006	2005	2006
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	210,681	23,194	226,983	38,987
Excess tax benefit from share-based payment arrangements	-	3,238	-	5,733
Decrease in accrued expenses associated with the 2005 offering	-	-	-	(273)
Decrease in short-term bank credit assumed in the acquisition of Fast	-	-	-	(785)
Net cash provided by financing activities	210,681	26,432	226,983	43,662
Effect of exchange rate changes on cash	3	(295)	(12)	(390)
Increase (decrease) in cash and cash equivalents	229,884	6,592	228,377	(187,591)
Cash and cash equivalents at beginning of period	25,072	60,773	26,579	254,956
Cash and cash equivalents at end of period	$254,956	$67,365	$254,956	$67,365

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